Exhibit 99.2

FORM 51-102F3 - MATERIAL CHANGE REPORT

ITEM 1:                  NAME AND ADDRESS OF COMPANY

Jaguar Mining Inc.
Rua Levindo Lopes 323
Funcionários CEP 30140 - 170
Belo Horizonte
Brazil

ITEM 2:                 DATE OF MATERIAL CHANGE

May 8, 2012

ITEM 3:                 NEWS RELEASE

A news release was issued on May 8, 2012 by Jaguar Mining Inc. ("Jaguar" or the "Company") in Belo Horizonte, Brazil, a copy of which is attached hereto as Schedule A.

ITEM 4:                 SUMMARY OF MATERIAL CHANGE

On May 8, 2012, based on the recommendation of the Special Committee of the Board of Directors, the Board of Directors terminated its strategic review process respecting the possible change of control of Jaguar that was announced by the Company on November 16, 2011 in response to a media report of a change of control proposal from the Shandong Gold Group.  Despite the Special Committee's extensive efforts, the process did not result in an agreed upon change of control transaction.  However, the Board will consider any future proposals if and when they may be received.  In addition, the Special Committee is continuing discussions with a party interested in the possible acquisition of one of Jaguar's producing mining operations.

ITEM 5:                 FULL DESCRIPTION OF MATERIAL CHANGE

On May 8, 2012, the Company announced that the Special Committee of the Board of Directors concluded its strategic review process respecting the possible change of control of Jaguar.  Despite the Committee's extensive efforts, this process did not result in an agreed change of control transaction.

The strategic review process was announced by the Company on November 16, 2011 in response to a media report of a change of control proposal from Shandong Gold.  Immediately following the issuance of that release, the Company established a Special Committee comprised exclusively of independent directors to take primary responsibility for the process, and retained J.P. Morgan Securities LLC and Davies Ward Phillips & Vineberg LLP as financial and legal advisors, respectively, to assist the Special Committee and the Board in completing the process.

When the proposal was received from Shandong Gold in November 2011, the Board determined that it was not in the best interests of the Company and its shareholders to accept that proposal.  The Shandong Gold proposal was structured so as to effectively provide Shandong Gold with an option to purchase the Company as it conducted due diligence and sought government approvals, including those required in China, while preventing the Company from exploring other alternatives.  In addition to Shandong Gold, two other parties, including the North American based mining company referred to below, had expressed interest in acquiring the Company in the fall of 2011.  These interested parties emerged as a result of the Company's practice of maintaining contact with various mining companies who might be interested in acquiring the Company if the opportunity arose.

As part of the process, the Company and its financial advisor contacted or received contact from 22 parties regarding a potential change of control or other strategic transaction.  Five of those parties executed confidentiality agreements and were provided access to an extensive data room.  Three of those parties conducted site visits in Brazil.  Throughout this process, the Special Committee held 17 formal meetings and had numerous, frequently daily, informal discussions and communications.

Ultimately, one party, a North American based mining company, expressed a serious intention to pursue an acquisition of the outstanding shares of Jaguar, though others expressed interest in acquiring assets of the Company.  In early February, that party provided a preliminary proposal respecting the acquisition of Jaguar at a price of between U.S. $8.20 and U.S. $9.45 per share, conditional upon, among other things, the completion of a diligence investigation of Jaguar.

Throughout February and March, that party engaged in an extensive due diligence process, including site visits to Jaguar's projects from late February to early March, numerous face to face or telephonic discussions with Company personnel, members of the Special Committee and the Company's financial advisor, and extensive documentary diligence.  That diligence process continued until early April.

In late March, that party was provided with a form of the definitive agreement that the Company was prepared to enter into.  After discussions between that party and the Special Committee and its financial advisor, including a meeting between that party and two members of the Special Committee in Toronto on April 11, 2012, that party notified the Company in the afternoon of April 13, 2012 that it had determined not to proceed with an acquisition of the Company at this time.

Since the formation of the Special Committee, the Committee, directly and through the Company's financial advisor and other intermediaries, has made persistent and repeated efforts to engage with Shandong Gold to determine if there was a basis for pursuing change of control discussions.  On a number of occasions the Special Committee offered to meet with representatives of Shandong Gold in Hong Kong, Beijing or at any other locale of their choosing.  Shandong Gold was not willing to be a participant in the formal strategic review process and did not respond to those efforts of the Special Committee.

On April 3, 2012, representatives of Shandong Gold, through an intermediary, received the form of definitive agreement that the Company was prepared to enter into.  However, the Company did not receive any response to that form of agreement.

In response to media reports on April 12, 2012 that quoted a representative of Shandong Gold as remaining interested in Jaguar, in the morning of April 13, 2012, a letter from the Chairman of the Company to the Chairman of Shandong Gold was provided to counsel to Shandong Gold for presentation to Shandong Gold.  This letter expressed the willingness of members of the Special Committee to travel to a location convenient to Shandong Gold within the next 10 days to engage in direct senior level discussions to explore a mutually agreeable transaction.

On April 18, 2012, the Company provided Shandong Gold, through the Company's intermediary, a draft letter of intent and a form of exclusivity agreement under which the Company would have entered into exclusive discussions with Shandong Gold.  On April 20, 2012,  the Company's intermediary informed the Special Committee that Shandong Gold was considering those documents with its financial and legal advisors.   A meeting between the Company's intermediary and the Chairman of Shandong Gold was scheduled for May 1, 2012.  This meeting was subsequently rescheduled for May 7, 2012 as a result of the Labour Day holiday in China on May 1.

On the morning of May 8, 2012, Jaguar's intermediary informed the Special Committee that it had been advised that Shandong Gold had determined not to proceed with further acquisition discussions.

At a meeting in the morning of May 8, 2012, the Board of Directors, based on a recommendation of the Special Committee, terminated the strategic review process respecting the possible change of control of Jaguar.  However, the Board will consider any future proposals if and when they may be received.  In addition, the Special Committee is continuing discussions with a party interested in the possible acquisition of one of Jaguar's producing mining operations.

The Special Committee believes that the following factors contributed to the strategic review process no resulting in a change of control transaction:

•
The S&P TSX Global index had declined by 31% since November 15, 2011.  A material decline in the equity prices of several of the prospective bidders for the Company, including the North American based mining company referred to above, has had a negative impact on their willingness or ability to proceed.

•
Jaguar is continuing to resolve operational issues at its southern operations in Brazil.  The Company is confident of its ability to resolve the issues and is implementing a comprehensive restructuring and turnaround plan to improve costs and efficiency at its southern operations.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL

INSTRUMENT 51-102

Not applicable.

ITEM 7:                 OMITTED INFORMATION

Not applicable.

ITEM 8:                 EXECUTIVE OFFICER

The following executive officer of Jaguar is knowledgeable about the material change and this report:

James M. Roller
Treasurer and Chief Financial Officer
(603) 410-4888

ITEM 9:                  DATE OF REPORT

May 11, 2012

SCHEDULE A

PRESS RELEASE

May 8, 2012	2012-08
For Immediate Release	JAG - TSX/NYSE

Jaguar Concludes Strategic Review Process

Belo Horizonte, Brazil, May 8, 2012 - Jaguar Mining Inc. (“Jaguar” or the “Company”) (JAG: TSX/NYSE) today announced that the Special Committee of the Company's Board of Directors has concluded its strategic review process respecting the possible change of control of Jaguar.  Despite the Committee’s extensive efforts, this process has not resulted in an agreed change of control transaction.

The strategic review process was announced by the Company on November 16, 2011 in response to a media report of a change of control proposal from the Shandong Gold Group.  Immediately following the issuance of that release, the Company established a Special Committee comprised exclusively of independent directors to take primary responsibility for the process, and retained J.P. Morgan Securities LLC and Davies Ward Phillips & Vineberg LLP as financial and legal advisors, respectively, to assist the Special Committee and the Board in completing the process.

When the proposal was received from the Shandong Gold Group in November 2011, the Board determined that it was not in the best interests of the Company and its shareholders to accept that proposal.  The Shandong Gold proposal was structured so as to effectively provide Shandong Gold with an option to purchase the Company as it conducted due diligence and sought government approvals, including those required in China, while preventing the Company from exploring other alternatives.  In addition to Shandong Gold, two other parties, including the North American based mining company referred to below, had expressed interest in acquiring the Company in the fall of 2011.  These interested parties emerged as a result of the Company's practice of maintaining contact with various mining companies who might be interested in acquiring the Company if the opportunity arose.

As part of the process, the Company and its financial advisor contacted or received contact from 22 parties regarding a potential change of control or other strategic transaction. Five of those parties executed confidentiality agreements and were provided access to an extensive data room.  Three of those parties conducted site visits in Brazil.  Throughout this process, the Special Committee held 17 formal meetings and had numerous, frequently daily, informal discussions and communications.

Ultimately, one party, a North American based mining company, expressed a serious intention to pursue an acquisition of the outstanding shares of Jaguar, though others expressed interest in acquiring assets of the Company.  In early February, that party provided a preliminary proposal respecting the acquisition of Jaguar at a price of between U.S. $8.20 and U.S. $9.45 per share, conditional upon, among other things, the completion of a diligence investigation of Jaguar.

Throughout February and March, that party engaged in an extensive due diligence process, including site visits to Jaguar's projects from late February to early March, numerous face to face or telephonic discussions with Company personnel, members of the Special Committee and the Company's financial advisor, and extensive documentary diligence.  That diligence process continued until early April.

In late March, that party was provided with a form of the definitive agreement that the Company was prepared to enter into.  After discussions between that party and the Special Committee and its financial advisor, including a meeting between that party and two members of the Special Committee in Toronto on April 11, 2012, that party notified the Company in the afternoon of April 13, 2012 that it had determined not to proceed with an acquisition of the Company at this time.

Since the formation of the Special Committee, the Committee, directly and through the Company's financial advisor and other intermediaries, has made persistent and repeated efforts to engage with the Shandong Gold Group to determine if there was a basis for pursuing change of control discussions.  On a number of occasions the Special Committee offered to meet with representatives of Shandong Gold in Hong Kong, Beijing or at any other locale of their choosing.  Shandong Gold was not willing to be a participant in the formal strategic review process and did not respond to those efforts of the Special Committee.

On April 3, 2012, representatives of Shandong Gold, through an intermediary, received the form of definitive agreement that the Company was prepared to enter into.  However, the Company did not receive any response to that form of agreement.

In response to media reports on April 12, 2012 that quoted a representative of Shandong Gold as remaining interested in Jaguar, in the morning of April 13, 2012, a letter from the Chairman of the Company to the Chairman of Shandong Gold was provided to counsel to Shandong Gold for presentation to Shandong Gold.  This letter expressed the willingness of members of the Special Committee to travel to a location convenient to Shandong Gold within the next 10 days to engage in direct senior level discussions to explore a mutually agreeable transaction.

On April 18, 2012, the Company provided Shandong Gold, through the Company's intermediary, a draft letter of intent and a form of exclusivity agreement under which the Company would have entered into exclusive discussions with Shandong Gold.  On April 20, 2012,  the Company's intermediary informed the Special Committee that Shandong Gold was considering those documents with its financial and legal advisors.   A meeting between the Company's intermediary and the Chairman of Shandong Gold was scheduled for May 1, 2012.  This meeting was subsequently rescheduled for May 7, 2012 as a result of the Labour Day holiday in China on May 1.

In the morning of May 8, 2012, Jaguar's intermediary informed the Special Committee that it has been advised that Shandong Gold had determined not to proceed with further acquisition discussions.

At a meeting in the morning of May 8, 2012, the Board of Directors, based on a recommendation of the Special Committee, terminated the strategic review process respecting the possible change of control of Jaguar.  However, the Board will consider any future proposals if and when they may be received.

In addition, the Special Committee is continuing discussions with a party interested in the possible acquisition of one of Jaguar's producing mining operations.  No assurance can be given that the Company will receive any proposals or consummate a sale transaction.

Gil Clausen, Chairman of the Special Committee, said, "It has been a challenging time to attract interest in the Company due to the operational issues we have faced, coupled with the material decline in the gold equity markets over the last few months. Although the formal process has concluded and did not result in a change of control of the Company, the Board will actively consider any future proposals that may be received."

The Special Committee believes that the following factors have contributed to the strategic review process not resulting in a change of control transaction:

•
The S&P TSX Global Gold index had declined by 31% since November 15, 2011.  A material decline in the equity prices of several of the prospective bidders for the Company, including the North American based mining company referred to above, has had a negative impact on their willingness or ability to proceed.

•
Jaguar is continuing to resolve operational issues at its southern operations in Brazil.  The Company is confident of its ability to resolve the issues and, as announced today, the Company is implementing a comprehensive restructuring and turnaround plan to improve costs and efficiency at its southern operations.  However, together with current gold equity market conditions, concerns about these operational issues have made it more challenging for interested parties to pursue a change of control transaction.

Conference Call

The Company will hold a conference call to discuss the outcome of the strategic review process and the plans for Jaguar moving forward today at 4:00 p.m. ET.  The call can be accessed via telephone or webcast.

Conference Call Details:
From North America: 1-866-524-3160
International: 1-412-317-6760

Replay:
From North America: 1-877-344-7529
International: 1-412-317-0088
Replay ID: 10013471

Webcast:  www.jaguarmining.com

About Jaguar

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and is developing the Gurupi Project in Northern Brazil in the state of Maranhão.  The Company is actively exploring and developing additional mineral resources at its approximate 240,000-hectare land base in Brazil.  Additional information is available on the Company’s website at www.jaguarmining.com.

Company Contacts

Investors and Analysts may contact:
Roger Hendriksen
Vice President, Investor Relations
603-410-4888
rhendriksen@jaguarmining.com

Members of the media may contact:

Valéria Rezende DioDato
Director of Communication
603-410-4888
valeria@jaguarmining.com

Forward Looking Statements

Certain statements in this press release constitute “Forward-Looking Statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation.  These Forward-Looking Statements include, but are not limited to, statements concerning future proposals, the work to resolve operational issues, and the implementation of the Company's restructuring and turnaround plan to improve costs and efficiency.  Forward-Looking Statements can be identified by the use of words, such as “are expected”, “is forecast”, “is targeted”, “approximately” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company’s views as of the date of this press release.  The Company anticipates that subsequent events and developments may cause the Company’s views to change.  The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2011 filed on the System for Electronic Document Analysis and Retrieval on March 23, 2012 and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2011 filed with the United States Securities and Exchange Commission on March 26, 2012 and available at www.sec.gov.